EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Twelve
Months Ended
June 30, 2008

Income before provision for income taxes and fixed charges (Note A)	$96,072,564

Fixed charges:
Interest on long-term debt	$33,026,852
Interest on short-term debt	2,441,365
Interest on note payable to securitization trust	4,250,000
Other interest	1,058,273
Rental expense representative of an interest factor (Note B)	5,298,010

Total fixed charges	$46,074,500

Ratio of earnings to fixed charges	2.09x

NOTE A:           For the purpose of determining earnings in the calculation of the ratio, net income from continuing operations has been increased by the provision for income taxes, non-operating income taxes, minority interest and by the sum of fixed charges as shown above.

NOTE B:             One-third of rental expense (which approximates the interest factor).